UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER

SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24753

ECB Bancorp, Inc.

Nasdaq Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Post Office Box 337, Engelhard, North Carolina 27824

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $3.50 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐    17 CFR 240.12d2-2(a)(1)

☐    17 CFR 240.12d2-2(a)(2)

☐    17 CFR 240.12d2-2(a)(3)

☐    17 CFR 240.12d2-2(a)(4)

☐    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒    Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, ECB Bancorp, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: December 29, 2011	By:	/s/ A. Dwight Utz
A. Dwight Utz
President and Chief Executive Officer

Explanatory Note

This voluntary delisting from the Nasdaq Global Market under the trading symbol “ECBE” is a result of ECB Bancorp, Inc.’s pending move to the NYSE Amex. ECB Bancorp, Inc.’s first day of trading on the NYSE Amex under the trading symbol “ECBE” is expected to be December 30, 2011.